UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rezolute, Inc.
(Name of Company)

Common Stock, $0.001 par value
(Title of Class of Securities)

037230208
(CUSIP Number)

1450 Infinite Drive

Louisville, Colorado 80027

(Issuer Principal Executive Office)

Aptorum Group Limited

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

Telephone: +852 2117 6611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

*This constitutes a late filing due to administrative oversight on behalf of the reporting persons.

CUSIP Number: 037230208

1	NAME OF REPORTING PERSON

Aptorum Group Limited (f/k/a Striker Asia Opportunities Fund Corporation and APTUS Holdings Limited)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER

4,457,962(1)(2)(3)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
4,457,962 (1)(2)(3)

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,457,962 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2% (1)(2)(3)
14	TYPE OF REPORTING PERSON

CO

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(1)

On December 7, 2015, pursuant to the terms of a Purchase Agreement, dated as of November 3, 2015 (the “Agreement”), between the Issuer and the Reporting Person, the Issuer sold and issued, as permitted by the Agreement, 256,410 shares (the “December PS”) of Series A Preferred Stock for an aggregate purchase price of $500,000 to the Reporting Person. On February 15, 2016, the Reporting Person entered into another Agreement with the Issuer to purchase an additional 974,359 shares of Series A Preferred Stock (the “February PS,” together with the December PS, the “Preferred Stock”) for an aggregate purchase price of $1,900,000. Aptorum’s purchase of the Preferred Stock was part of the Issuer’s offering of up to $15,000,000 shares of Preferred Stock at a price of $1.95 per Preferred Share that had its final closing on April 12, 2016.

As further explained in response to Item 4 and 6 below, on June 24, 2016, the Reporting Person received the 4,457,962 shares (collectively, the “Shares”) disclosed in this filing pursuant to the conversion of its Preferred Stock and the related exchange transaction (the “Conversion”). In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, 2,228,981 of the Shares represent shares of the Issuer’s common stock, $0.001 par value (the “Common Stock”) underlying warrants the Reporting Person received pursuant to the Conversion since the Reporting Person may exercise such warrants within sixty days of the date hereof.

(2)

Percentage is calculated on the basis of 54,073,309 shares of Common Stock outstanding on February 14, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017, which was filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2018.

Given the timing of the transactions giving rise to this filing and the actual date of filing this Schedule, we are also disclosing the percentage of ownership at the time the Preferred Stock was purchased and at the time of the Conversion, the latter of which would have triggered the requirement to file this Schedule since it resulted in the Reporting Person beneficially owning more than 5% of the Common Stock.

Based on the terms of the Preferred Stock, as set forth in the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”), immediately following the Agreement, the Reporting Person was entitled to convert the December PS into 256,410 shares of the Common Stock, which represented 1.1% of the Common Stock based on 24,338,219 shares of Common Stock outstanding on November 13, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on November 16, 2015 and which is the most recently filed applicable report prior to the Agreement.

The Reporting Person was entitled to convert the February PS into 974,359 shares of Common Stock, which together with the shares of Common Stock underlying the December PS represented 5.1% of the Common Stock based on 24,338,219 shares of Common Stock outstanding on February 16, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015, which was filed with the SEC on February 16, 2016 and which is the most recently filed applicable report prior to the purchase of the February PS.

Following the Conversion, the Shares disclosed in this filing represented 18.3% of the Common Stock, which is based on 24,338,219 shares issued and outstanding as of May 16, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which was filed with the SEC on May 16, 2016 and which is the most recently filed applicable report prior to the Conversion. Based on 35,529,097 shares issued and outstanding as of September 26, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2016, which was filed with the SEC on September 28, 2016 and which is the most recently filed periodic report after the Conversion, the Shares disclosed in this filing represented 12.5% of the Common Stock as of September 26, 2016.

(3)	The Shares were issued to Aptorum Group Limited (formerly known as Striker Asia Opportunity Fund and APTUS Holdings Limited) and Ian Huen has voting control and power over the Shares.

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Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of Rezolute, Inc., a Delaware corporation whose principal executive office is located at 1450 Infinite Drive Louisville, Colorado 80027.

Item 2.	Identity and Background.

(a-b) This statement is filed by Aptorum Group Limited (“Aptorum” or the “Reporting Person”). The principal business address of Aptorum is 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

(c) The principal business of Aptorum is to be an integrated life science and biopharmaceutical company dedicated to licensing, developing and commercializing a broad pipeline of novel therapeutics to tackle unmet medical needs around the world.

(d) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Aptorum are set forth in Schedule A attached hereto (such persons included in Schedule A are referred to herein as the “Additional Persons”).

Item 3.	Source and Amount of Funds and Other Consideration.

Funds for the purchase of the securities reported herein were derived from available working capital of Aptorum.

Item 4.	Purpose of Transaction.

On December 7, 2015, the Issuer sold and issued, as permitted by the Agreement, 256,410 shares of Series A Preferred Stock for an aggregate purchase price of $500,000 to the Reporting Person. In February 2016, the Reporting Person purchased an additional 974,359 shares of Series A Preferred Stock for an aggregate purchase price of $1,900,000 on the same terms as set forth in the Agreement.

The Preferred Stock had optional and mandatory conversion rights, all as set forth in section 5 of the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”), which is attached as exhibit 99.2 hereto and incorporated herein by reference thereto.

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On June 24, 2016, the holders of all of the Issuer’s issued and outstanding shares of Preferred Stock (including the Reporting Person), converted their Preferred Stock, including accrued dividends into shares of Common Stock (the “Conversion Shares”) in accordance with the terms of the Issuer’s Certificate of Incorporation, as amended by the Certificate of Designation (the “Conversion”). The Conversion occurred at a conversion price of $1.95 per share. The Issuer also entered into an Exchange Agreement (the “Exchange Agreement”) with each former holder of Preferred Stock to exchange the Conversion Shares into shares of Common Stock (the “Exchange Shares”) and related warrants (the “Exchange Warrants”) equal to the purchase price of the Preferred Stock plus accrued dividends at an exchange rate of $1.10 per Exchange Share and related Exchange Warrant (the “Exchange”). The form of Exchange Agreement and Exchange Warrant are attached as Exhibit 99.3 and 99.4, respectively, whose terms are hereby incorporated herein by reference. As a result of the Conversion and Exchange, the Issuer converted an aggregate of 3,326,714 shares of Preferred Stock and issued an aggregate of 5,897,677 Exchange Shares and Exchange Warrants to the prior Preferred Stock holders; the Reporting Person itself received 2,228,981 Exchange Shares and 2,228,981 Exchange Warrants. No shares of Preferred Stock remained outstanding following these events.

Aptorum purchased the Preferred Shares so as to include the Issuer as part of its investment portfolio. Prior to March 2017, Aptorum pursued passive healthcare related investments in early stage companies primarily in the United States. Since March 2017, Aptorum has ceased all such passive investment operations and is exiting all such portfolio investments and shall focus resources on its current business.

Except as disclosed herein, neither Aptorum nor any of the Additional Persons have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Aptorum intends to review its investment in the Issuer on a continuing basis to determine the best time to liquidate its position. Depending on various factors including, without limitation, the Issuer’s financial position, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, Aptorum endeavors to sell the Shares at a time when it will provide the best return on their investment.

Item 5.	Interest in Securities of the Company.

(a)       The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 4,457,962 shares of Common Stock constituting 8.2% of the Issuer’s outstanding common stock as of February 14, 2018.

(b)       The Reporting Person holds sole power to dispose of the Shares.

(c)       Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)       No other person is known to the Reporting Person or the Additional Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Aptorum or the Additional Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Purchase Agreement, dated December 5, 2015 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed by the registrant on February 16, 2016)

Exhibit 99.2	Certificate of Designation of Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed by the Registrant on December 10, 2015)

Exhibit 99.3	Form of Exchange Agreement (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed by the Registrant on June 29, 2016)

Exhibit 99.4	Form of Exchange Warrants (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed by the Registrant on June 29, 2016)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2018

By:	/s/ Ian Huen
Ian Huen

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SCHEDULE A

Officers and Directors of Reporting Person

Note 1: The address of each individual is c/o Aptorum Group Limited, 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong and each individual is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China.

Note 2: The address of Charles Bathurst is c/o Aptorum Group Limited, 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong and he is a citizen of the United Kingdom.

Note 3: The address of Mirko Scherer is c/o Aptorum Group Limited, 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong and he is a citizen of Germany.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer
Ian Huen	Chief Executive Officer and Chairman of the Board	See Note 1.	-
Darren Lui	President, Chief Business Officer, and Executive Director	See Note 1.	-
Clark Cheng	Chief Medical Officer and Executive Director	See Note 1.	-
Keith Chan	Chief Scientific Officer	See Note 1.	-
Sabrina Khan	Chief Financial Officer	See Note 1.	-
Charles Bathurst	Independent Non-Executive Director and Chair of Audit Committee	See Note 2.	-
Mirko Scherer	Independent Non-Executive Director	See Note 3.	-
Justin Wu	Independent Non-Executive Director and Chair of Compensation Committee	See Note 1.	-

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